FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2008

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

 FOR IMMEDIATE RELEASE

Compañía de Minas Buenaventura Announces
Second Quarter 2008 Results

Lima, Peru, July 30, 2008 - Compañía de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly traded, precious metals mining company announced today its results for the second quarter 2008. All figures have been prepared according to Peruvian GAAP and are stated in U.S. dollars (US$).

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Chief Executive Officer of Buenaventura stated:

“Net income in 2Q08 was US$121.7 million, or US$0.48 per ADS, which represents a significant increase when compared to 2Q07, but in-line with net income after adjusting for the non-recurring expenses reported in 2Q07.

Operating income in the second quarter was US$92.7 million, in-line with the figure reported in 2Q07, while EBITDA from Buenaventura’s direct operations totaled US$106.3 million, 4% lower than the figure achieved in 2Q07. This decrease is explained by the higher costs reported at most of the Company’s mines. Total EBITDA during the second quarter increased 37% due to higher contribution from Yanacocha and Cerro Verde.”

Financial Highlights (in millions of US$, except EPS figures):

	2Q08	2Q07	Var%	6M08	6M07	Var%
Total Revenues	216.4	187.8	15%	442.6	352.4	26%
Operating Income	92.7	94.0	-1%	195.4	172.1	14%
EBITDA (BVN Direct Operations)	106.3	110.9	-4%	236.8	196.8	20%
EBITDA (including Yanacocha and Cerro Verde)	283.1	207.3	37%	651.2	407.9	60%
Net Income	121.7	18.2	571%	58.8	54.8	7%
EPS*	0.48	0.07	571%	0.23	0.22	7%
(*) Outstanding shares after the stock split total 254,442,328.

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2008 Results

Operating Revenue

During 2Q08, net sales were US$204.3 million, a 13% increase when compared to the US$181.4 million reported in 2Q07 mainly due to higher volumes of silver and zinc sold, as well as an increase in the realized prices of gold and silver. This was partially offset by a decrease in the volume of lead sold, as well as lower zinc prices.

Royalty income during 2Q08 totaled US$12.1 million, a 90% increase when compared to the US$6.3 million reported in 2Q07. This was due to higher sales at Yanacocha.

Operating Highlights	2Q08	2Q07	Var%	6M08	6M07	Var%
Net Sales (in millions of US$)	204.3	181.4	13%	416.3	332.3	25%
Average Realized Gold Price Gold (US$/oz)*	896	662	35%	912	633	44%
Average Realized Silver Price (US$/oz)	17.05	13.39	27%	17.40	13.37	30%
Average Realized Lead Price (US$/MT)	2,317	2,155	8%	2,616	2,061	27%
Average Realized Zinc Price (US$/MT)	2,130	3,722	-43%	2,241	3,559	-37%
Average Realized Copper Price (US$/MT)	3.78	3.46	9%	3.72	3.15	18%
(*) Including Yanacocha

Sales Content
	2Q08	2Q07	Var%	6M08	6M07	Var%
Gold (in oz) Direct Operations	88,806	90,897	-2%	172,936	199,907	-13%
Gold (in oz) including Yanacocha	281,700	222,978	26%	1,008,386	315,524	220%
Silver (in oz)	4,073,056	3,880,039	5%	8,476,053	7,826,953	8%
Lead (in MT)	8,063	11,193	-28%	16,210	20,107	-19%
Zinc (in MT)	23,754	19,750	20%	43,199	35,435	22%

Net sales for the six-month period 2008 were US$416.3 million, a 25% increase compared to the same period of 2007 (US$332.3 million), while royalty income was US$26.3 million, a 79% increase when compared to US$14.7 million in 2007.

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2008 Results

Production and Operating Costs

Buenaventura’s equity production1 during 2Q08 was 103,651 ounces of gold, 6% higher than the 98,177 ounces reported in 2Q07; and 3,937,250 ounces of silver, an 11% increase when compared to the 3,539,363 ounces reported in 2Q07.

Equity production1 for the accumulated six-month period was 202,511 ounces of gold and 7,860,151 ounces of silver. This represented an increase of 5% in gold production (192,525 ounces in 2007), and an 9% increase in silver production compared to 2007 (7,244,352 ounces).

Equity Production[1]
	2Q08	2Q07	Var%	6M08	6M07	Var%
Gold (oz)	103,651	98,177	6%	202,511	192,525	5%
Gold (oz) inc. Yanacocha	296,545	230,257	29%	613,820	507,137	21%
Silver (oz)	3,937,250	3,539,363	11%	7,860,151	7,244,352	9%
Lead ( MT)	5,405	4,945	9%	11,432	10,653	7%
Zinc ( MT)	11,095	8,977	24%	22,046	17,442	26%
Copper (MT) inc. Cerro Verde	16,080	11,930	35%	30,923	21,343	45%

At Orcopampa (100%), total gold production in 2Q08 was 70,019 ounces, a 7% increase when compared to the 65,587 ounces reported in 2Q07 (Appendix 2). Accumulated gold production was 132,214 ounces, a 3% increase when compared to 2007 (128,805 ounces).

Cash operating costs during 2Q08 were US$249/oz, 53% higher when compared to 2Q07 (US$163/oz). This was explained by:

1.	An increase in the consumption of mining support supplies.
2.	The appreciation of the PEN[2]

At Poracota, gold production in 2Q08 was 11,396 ounces, while cash operating costs were US$543/oz.

Total royalties paid to the government at both Orcopampa and Poracota in 2Q08 were US$1.7 million (US$1.3 in 2Q07).

At Uchucchacua (100%), total silver production during 2Q08 was 2,897,646 ounces, a 34% increase when compared to 2Q07 (2,168,184 oz), mainly due to a 16% increase in recovery rates and a 14% increase in ore mined (Appendix 2). Likewise, zinc production increased 82% (2,216 MT in 2Q08 vs. 1,220 MT in 2Q07), while lead production increased 36% (2,149 MT in 2Q08 vs. 1,583 MT in 2Q07).

Accumulated production for the six month period 2008 was: 5,798,800 oz of silver, 39% higher than in 2007 (4,174,372 oz); 5,203 MT of zinc, an increase of 116% when compared to 2007 (2,414 MT) and 2,149 MT of lead, 35% lower than in 2007 (3,304 MT).

1 Production includes 100% of operating units, 100% of CEDIMIN and 34.29% of El Brocal.
2 The Peruvian Nuevo Sol (PEN) appreciation versus the U.S. dollar was 10% when comparing the average exchange rates of 2Q08 (S/.2.88 per 1 US$) with 2Q07 (S/.3.17 per 1 US$). This directly affected labor and contractor expenses.

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2008 Results

Cash operating costs in 2Q08 were US$7.18/oz, a 24% increase compared to $5.79/oz in 2Q07. This was best explained by:

1.	The lower lead and zinc by-product contribution due to lower prices and commercial terms.
2.	An increase in diamond drilling (10,163m in 2Q08 vs. 6,313m in 2Q07) and drifting work (7,693m in 2Q08 vs. 9,320m in 2Q07).
3.	The appreciation of the PEN.

Total royalties paid to the government at Uchucchacua in 2Q08 were US$1.6 million (US$0.7 in 2Q07).

At Antapite (100%), total production in 2Q08 was 9,546 ounces of gold, a decrease of 48% when compared to 2Q07 (18,395 ounces), mainly due to a 51% decrease in gold grade from 0.39 Oz/ST to 0.19 Oz/ST. Accumulated gold production was 24,408 ounces, a 34% decrease when compared to 2007 (37,058 oz).

Gold cash operating costs in 2Q08 were US$695/Oz, a 93% increase when compared to US$360/Oz in 2Q07. This increase was due to:

1.	The lower gold content due to lower grades.
2.	An increase in diamond drilling (5,822m in 2Q08 vs. 4,791m in 2Q07).

Total royalties paid to the government at Antapite in 2Q08 were US$0.2 million (US$0.2 in 2Q07).

At Colquijirca (El Brocal) (34.29%), total zinc production was 23,845 MT in 2Q08, a 17% increase when compared to the 20,382 MT reported in 2Q07 due to an increase in ore mined. Total silver production during 2Q08 was 1,172,068 ounces, a 9% decrease when compared to the 1,289,448 ounces reported in 2Q07 due to a lower silver grade.

For 1H08, total zinc production was 44,850 MT, a 14% increase when compared to the same period of 2007 (39,366 MT). In the case of silver, total production decreased 29% from 3,363,726 ounces in 2007 to 2,388,396 ounces in 2008.

Zinc cash operating costs for 2Q08 were US$327 per MT, an increase of 26% when compared to 2Q07 (US$259 per MT), due a decrease in lead and silver contribution.

In Marcapunta, copper production for 2Q08 was 1,918 MT and 3,297 MT accumulated for 2008.

Total royalties paid to the government at Colquijirca in 2Q08 were US$1.0 million (US$1.4 in 2Q07).

Operating Expenses

General and administrative expenses for 2Q08 were US$9.7 million, a 27% decrease compared to the US$13.3 million reported in 2Q07 due to a lower Long-Term Compensation provision (US$0.4 million in 2Q08 vs. US$4.6 million in 2Q07). General and administrative expenses for 1H08 were US$37.2 million, a 73% increase when compared to the US$21.6 million reported in the same period of 2007.

Exploration Costs in non-operational mining sites

Exploration costs at non-operational mining sites during 2Q08 were US$15.7 million, a 38% increase compared to the US$11.4 million reported in 2Q07. The main efforts were focused at the Marcapunta (US$2.8 million), Mallay (US$2.5 million), La Zanja (US$2.0 million) and La Llave (US$1.3 million) projects. Exploration costs at non-operating mining sites during 1H08 were US$27.2 million, a 33% increase when compared to the same period in 2007 (US$20.4 million).

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2008 Results

•
Environmental Impact Studies have been presented for the La Zanja and Mallay projects to the regional and national authorities. Both projects had successful Public Hearings on July 3, 2008 and July 24, 2008, respectively. The Company expects final permitting to take place early next year. La Zanja and Mallay are currently upgrading engineering designs, developing local infrastructure and building mutual trust with the corresponding communities.

•
At the Trapiche project, a new agreement was signed with the Mollebamba community. Mollebamba voted in favor of a long-term lease agreement for 2,500 hectares in surface rights. Exploration drilling will commence in August to extend the project 30,000 m into the Southeast Trapiche porphyry and the Millocucho skarns and porphyry.

•
At Tantahuatay, a new 400 m x 200 m zone of auriferous oxide breccia was found with 39 channel samples that averaged 0.58 g/t Au (96% CN soluble) and 9.20 g/t Ag. The corresponding environmental impact study was presented on July 8, 2008 to the regional and national authorities.

•	At the Pucagallo prospect in the Newmont’s Brea Pampa project, two continuous channel samples over outcropping ledges gave the following gold oxide results:

37.50 m @ 1.80 g/t Au (84% CN soluble)
14.40 m @ 1.05 g/t Au (70% CN soluble)

Operating Income

Operating income in 2Q08 was US$92.7 million, a 1% decrease compared to the US$94.0 million reported in 2Q07. This result was mainly due to the previously mentioned increase in costs at the Company’s mining operations.

For 1H08, operating income was US$195.4 million, a 14% increase when compared to the US$172.1 million reported in 1H07.

Share in Affiliated Companies

During 2Q08, Buenaventura’s income from non-consolidated affiliates was US$98.6 million, an increase of 88% when compared to the US$52.4 million reported in 2Q07. This increase is explained by the US$43.3 million contribution from Yanacocha (US$9.5 million in 2Q08) and the US$55.3 million contribution from Cerro Verde (US$41.7 million in 2Q07). In 1H08, income from non-consolidated affiliates was US$244.3 million, an increase of 127% compared to the US$107.5 million reported in 2007.

YANACOCHA

At Yanacocha (43.65%), 2Q08 gold production was 441,911 ounces of gold, an increase of 46% when compared to 2Q07 (302,590 ounces). Gold production for the six-month 2008 period was 942,289 ounces, an increase of 31% when compared to the 720,760 ounces reported in the comparable period of 2007.

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2008 Results

Costs applicable to sales (CAS) at Yanacocha during 2Q08 were US$386/oz, which represented an 11% decrease from the US$436/oz reported in 2Q07. This is explained by the 39% increase in gold ounces sold (432,614 ounces in 2Q08 vs. 311,465 ounces in 2Q07).

Net income at Yanacocha during 2Q08 was US$99.6 million, a 578% increase when compared to the 2Q07 figure (US$14.7 million). Net income in 1H08 was US$285.8 million, 240% higher than the same period of 2007 (US$84.0 million).

During 2Q08, EBITDA totaled US$193.8 million, an increase of 221% compared to 2Q07 (US$60.5 million). This increase was due to an increase in volume of gold sold and higher realized gold prices, which increased from US$667/oz in 2Q07 to US$896/oz in 2Q08. EBITDA in 1H08 was US$493.5 million, an increase of 147% when compared to the US$200.0 million reported in 2007.

CAPEX for 2Q08 was US$45.7 million.

CERRO VERDE

At Cerro Verde (18.50%), 2Q08 copper production was 81,023 MT, a 26% increase when compared to 2Q07 (64,487 MT). Copper production in 1H08 totaled 156,393 MT, 36% higher than the figured reported in the same period of 2007 (115,369 MT).

During 2Q08, net income was US$301.3 million, a 33% increase compared to 2Q07 (US$226.9 million), best explained by higher sales revenue, which increased 52% from US$453.1 million in 2Q07 to US$687.1 million in 2Q08.

For 1H08, net income was US$653.4 million, a 74% increase compared to 1H07 (US$375.5 million). Net sales in 1H08 were US$1,398.5 million, an increase of 81% compared to 1H07 (US$770.8 million).

CAPEX in 2Q08 totaled US$40.1 million.

Net Income

This quarter, Buenaventura’s net income was US$121.7 million, representing US$0.48 per ADS, a 571% increase when compared to the US$18.2 million reported (US$0.07 per ADS) in 2Q07.

Net income for the six-month period 2008 was US$58.8 million (US$0.23 per ADS), an increase of 7% when compared to the US$54.8 million (US$0.22 per ADS) reported in the same period of 2007.

Project Development

UCHUCCHACUA

•	The deepening of the Carmen and Socorro mines includes:

Carmen Mine: The deepening of the Master Shaft from level 3990 to level 3930 to include:

▪	Infrastructure auxiliary work began in March 2008, and is 75% complete, with final completion estimated for 4Q08.
▪	The development of level 3990, which includes drifting 2,394 meters to communicate with the Socorro mine is 64% complete, and expected to be finished by 4Q08.

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2008 Results

Socorro Mine: The construction of ramp 626 to reach level 3920 (1,250 meters) is 48% complete and is expected to be concluded by 1Q09. The development of level 3990 began in 3Q07 is 68% complete, and is expected to be finished by 1Q09. The work to deepen the Luz Shaft to reach level 3920 from level 4060 will begin after the completion of level 3990.

During 2Q08, total investment was US$1.3 million (accumulated US$9.4 million) of a budgeted US$10.3 million.

•
The plant expansion from 2,500 STPD to 3,000 STPD to treat additional Lead/Zinc materials from lower levels of the mine includes a 13´x 20´ grinding mill, flotation cells, a 25’ x 10’ thickener and 1 press filter. All equipment has been installed except for the mill and the thickener, which are currently being assembled at the plant. The project is expected to commence operations in September 2008. Total investment is US$8.5 million.

ORCOPAMPA

•	For 2008, work devoted to deepen the Nazareno Shaft from level 3290 to level 3170 includes:

▪	56 meters (total project includes 120 meters) of deepening work, which started in April 2008 and is 11% complete.
▪	The construction of ramps 15 and 16 to reach level 3230 from level 3290 started in January 2008 and includes 720 meters of drifting. At the end of 2Q08, work is 16% complete.

Accumulated investment during 2008 was US$2.3 million from an estimated investment of US$4.5 million.

•
The deepening of the Prometida Shaft from level 3440 to level 3290 (150 meters) commenced in October 2007 and is 34% complete. This project is expected to be concluded in 2Q09. Accumulated investment at the end of 2Q08 was US$2.1 million from a total investment of US$3.8 million.

•
The construction of facilities to treat the old flotation tailings to permit the recovery of approximately 53,000 ounces of gold in 2008 and 2009 will be completed in July. This project includes 6 cyanidation tanks, 2 thickeners and a desorption circuit. The project is 90% complete and accumulated investment is US$7.9 million from a total investment of US$9.2 million.

* * *

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2008 Results

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa, Uchucchacua, Antapite, Julcani, Recuperada and Caraveli). Has controlling interests in two mining companies (CEDIMIN and El Brocal) as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation), an important precious metal producer, and 18.50% in Sociedad Minera Cerro Verde, an important Peruvian copper producer.

To request a printed version of the Company’s 2007 annual report on 20-F form contact the persons indicated above.

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company and Yanacocha’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Affiliates
	BVN	Operating
	Equity%	Mines / Business
Cedimin S.A.C*	100.00	Shila / Paula
Consorcio Energetico de Huancavelica S.A*	100.00	Energy
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	34.29	Colquijirca and Marcapunta Project
Minera Yanacocha S.R.L (**)	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A(**)	18.50	Cerro Verde

(*) Consolidates
(**) Equity Accounting

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2008 Results

APPENDIX 2

	GOLD PRODUCTION
	Three Months Ended June 30						Six Months Ended June 30
	Orcopampa			Antapite			Orcopampa			Antapite
	2008	2007	%	2008	2007	%	2008	2007	%	2008	2007	%
Ore Milled DST	121,585	119,731	1.5%	53,583	44,467	20.5%	236,874	235,732	0.5%	106,935	88,567	20.7%
Ore Grade OZ/ST	0.59	0.57	4.2%	0.19	0.39	-51.0%	0.58	0.57	1.8%	0.24	0.36	-32.8%
Recovery Rate %	95.5%	96.2%		93.8%	95.3%		95.5%	96.1%		94.5%	94.9%
Ounces Produced	70,019	65,587	6.8%	9,546	18,395	-48.1%	132,214	128,805	2.6%	24,408	37,058	-34.1%

	SILVER PRODUCTION
	Three Months Ended June 30						Six Months Ended June 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2008	2007	%	2008	2007	%	2008	2007	%	2008	2007	%
Ore Milled DST	223,370	197,962	12.8%	493,965	546,832	-9.7%	455,254	413,689	10.0%	985,285	1,001,426	-1.6%
Ore Grade OZ/ST	16.80	16.70	0.6%	3.76	3.43	9.5%	16.80	15.40	9.1%	3.76	4.57	-17.7%
Recovery Rate %	76.0%	65.7%		63.2%	68.6%		74.1%	65.5%		64.4%	73.5%
Ounces Produced	2,897,646	2,168,184	33.6%	1,172,068	1,289,447	-9.1%	5,798,800	4,174,372	38.9%	2,388,396	3,363,726	-29.0%

	ZINC PRODUCTION
	Three Months Ended June 30						Six Months Ended June 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2008	2007	%	2008	2007	%	2008	2007	%	2008	2007	%
Ore Milled DST	223,370	197,962	12.8%	493,965	546,832	-9.7%	455,254	413,689	10.0%	985,285	1,001,426	-1.6%
Ore Grade %	1.89%	1.56%	21.2%	7.11%	5.33%	33.4%	2.17%	1.44%	50.7%	6.72%	5.67%	18.5%
Recovery Rate %	61.8%	58.3%		74.7%	77.1%		62.5%	59.4%		79.7%	76.4%
ST Produced	2,443	1,345	81.6%	26,284	22,467	17.0%	5,735	2,661	115.5%	49,438	43,393	13.9%

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2008 Results

APPENDIX 3

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Balance sheet
As of June, 30 2008 and as of December, 31 2007

	2008	2007
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	462,413	381,612
Short term derivative financial instruments	10,062	2,929
Trade accounts receivable, net	95,936	107,540
Other accounts receivable, net	10,615	7,760
Accounts receivable from affiliates	15,175	14,420
Inventories, net	49,152	35,149
Current portion of prepaid taxes and expenses	35,802	16,032
Total current assets	679,155	565,442

Long - term other accounts receivables	1,464	1,451
Prepaid taxes and expenses	5,506	5,338
Derivative financial instruments	13,322	5,035
Investments in shares	1,056,093	932,420
Mining rights and property, plant and equipment, net	249,669	244,992
Development cost, net	89,780	84,187
Deferred income tax and workers’ profit sharing asset, net	252,977	141,118
Other assets, net	1,643	1,486
Total assets	2,349,609	1,981,469

Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable	31,514	24,662
Income tax	4,741	15,349
Other current liabilities	83,641	96,823
Embedded derivatives related to sales of contentrates	3,259	5,984
Current portion of long - term debt	129,513	20,869
Total current liabilities	252,668	163,687

Other long term liabilities	67,539	72,308
Long term debt	403,540	63,250
Deferred income from sale of future production	-	102,008
Total liabilities	723,747	401,253

Shareholders’ equity net

Capital stock, net of treasury shares of US$62,622,000 in 2008
(US$14,462,000 in 2007)	750,540	173,930
Investments shares, net of treasury shares of US$142,000 in 2008
(US$37,000 in 2007)	2,019	473
Additional capital	225,978	177,713
Legal reserve	37,679	37,679
Other reserves	269	269
Retained earnings	461,285	1,056,937
Cumulative translation loss	(34,075)	(34,075)
Cumulative unrealized gains on derivative financial instruments	4,885	1,518
Cumulative unrealized gains on investments carried at fair value	138	158
	1,448,718	1,414,602
Minority interest	177,144	165,614
Total shareholders’ equity, net	1,625,862	1,580,216

Total liabilities and shareholders’ equity, net	2,349,609	1,981,469

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2008 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of income
For the three and six month period ended June, 30 2008 and 2007

	For the three month period		For the six month period
	ended June, 30		ended June, 30
	2008	2007	2008	2007
	US$(000)	US$(000)	US$(000)	US$(000)
Operating revenues
Net sales	204,271	181,441	416,271	332,259
Royalties income	12,084	6,346	26,342	14,727
Realized income from sales of future production	-	-	-	5,393
Total revenues	216,355	187,787	442,613	352,379

Costs of operation
Costo of sales, whitout considering depreciation and amortization	58,445	39,347	107,554	82,056
Exploration in operation areas	12,705	8,336	23,783	16,745
Depreciation and amortization	13,291	11,936	26,206	23,102
Total costs of operation	84,441	59,619	157,543	121,903
Gross margin	131,914	128,168	285,070	230,476

Operating expenses
General and administrative	9,695	13,342	37,241	21,555
Exploration in non-operation areas	15,749	11,424	27,150	20,382
Royalties	9,195	7,579	16,116	13,169
Selling	4,603	1,867	9,144	3,264
Total operating expenses	39,242	34,212	89,651	58,370

Operating income before unusual item	92,672	93,956	195,419	172,106

Net loss on release of fixed prices component in commercial contracts	-	(100,467)	(415,135)	(185,922)

Operating income after unusual item	92,672	(6,511)	(219,716)	(13,816)

Other income (expenses), net
Share in affiliated companies, net	98,562	52,438	244,284	107,482
Interest income	6,165	2,449	8,364	5,139
Gain on change in the fair value of gold certificates	-	-	-	5,126
Interest expense	(9,697)	(2,246)	(16,220)	(3,795)
Gain (loss) on currency exchange difference	(11,886)	230	(2,908)	(57)
Other, net	(135)	(2,561)	476	(3,464)
Total other income(expenses), net	83,009	50,310	233,996	110,431

Income before workers’ profit sharing, income tax
and minority interest	175,681	43,799	14,280	96,615

Provision for workers’ profit sharing	(7,322)	1,436	18,048	2,010
Provision for income tax	(37,086)	2,892	63,661	2,337
	131,273	48,127	95,989	100,962

Net income attributable to minority interests	9,547	29,977	37,231	46,150

Net income attributable to Buenaventura	121,726	18,150	58,758	54,812

Basic and diluted earnings per share	0.48	0.07	0.23	0.22
Weighted average number of shares outstanding	254,442,328	254,442,328	254,442,328	254,442,328

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2008 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of cash flows
For the three and six month period ended June, 30 2008 and 2007

	For the three month period		For the six month period
	ended June, 30		ended June, 30
	2008	2007	2008	2007
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Collections from costumers	241,716	168,212	419,778	346,240
Settlement of Gold Certificates	-	-	-	135,189
Collection of dividends	113,945	21,825	113,945	21,825
Collection of royalties	14,019	8,813	25,617	17,849
Recoveration of value added tax receivable	-	4,277	-	6,945
Collection of interest	5,141	2,799	8,455	5,669
Payments of releasing fix prices in commercial contracts	-	(170,739)	(517,143)	(315,726)
Payments to suppliers and third parties	(92,989)	(49,776)	(150,767)	(99,712)
Purchase of Gold Certificates	-	-	-	(66,853)
Payments of income tax	(6,971)	(17,206)	(30,804)	(55,633)
Payments to employees	(24,045)	(17,849)	(66,319)	(43,574)
Payments of exploration expenditures	(25,522)	(21,587)	(44,375)	(36,714)
Payment of royalties	(9,488)	(8,581)	(19,717)	(15,791)
Payments of interest	(8,772)	(1,263)	(11,988)	(1,864)
Net cash provided by (used in) operating activities	207,034	(81,075)	(273,318)	(102,150)

Investing activities
Increase (decrease) on time deposit	73,104	(40,743)	26,764	(45,632)
Settlement of financial assets available to sell	-	55,714	-	55,714
Purchase of plant and equipment	(15,984)	(30,417)	(25,833)	(40,096)
Development cost expenditures	(7,710)	(8,231)	(12,850)	(16,066)
Other investing acvtivities	917	184	565	511
Net cash provided by (used in) investing activities	50,327	(23,493)	(11,354)	(45,569)

Financing activities
Increase of long-term debt	450,000	75,000	450,000	75,000
Increase of bank loans	-	45,000	510,000	45,000
Payments of bank loans	(450,000)	-	(510,000)	-
Payments of dividends	(30,320)	(47,071)	(30,320)	(47,071)
Payments of dividends for minority interest shareholders	(26,377)	(12,557)	(26,377)	(15,157)
Payments of long-term debt	(534)	(161)	(1,066)	(316)
Net cash provided by (used in) financing activities	(57,231)	60,211	392,237	57,456

Net increase (decrease) in cash during the period	200,130	(44,357)	107,565	(90,263)
Cash at beginning of period	210,299	130,694	302,864	176,600

Cash at period end	410,429	86,337	410,429	86,337

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2008 Results

	For the three month period		For the six month period
	ended June, 30		ended June, 30
	2008	2007	2008	2007
	US$(000)	US$(000)	US$(000)	US$(000)
Reconciliation of net income to net cash provide by (used in)
operating activities

Net income atributable to equity holders of the parent	121,726	18,150	58,758	54,812
Add (deduct)
Minority interest	9,547	29,977	37,231	46,150
Depreciation and amortization	9,618	8,841	20,043	17,167
Long term officers’ compensation *	436	4,569	14,044	6,092
Amortization of development costs	3,530	3,558	7,257	6,801
Allowance for doubtful accounts	-	-	5,372	-
Loss (gain) on currency exchange differences	11,886	(230)	2,908	57
Accretion expense of the provision for closure of mining units	1,082	983	2,038	1,931
Realization of deferred income from sale of future production	-	-	-	(5,393)
Share in affiliated companies, net of dividends	15,383	(30,613)	(130,339)	(85,657)
Deferred income tax and workers' profit sharing benefit	30,555	(33,663)	(116,835)	(62,584)
Income from release of fixed-price component in commercial contracts	-	(70,272)	(102,008)	(129,804)
Other	826	(331)	(217)	94

Net changes in assets and liabilities accounts
Decrease (increase) of operating assets
Trade accounts receivable	33,493	(13,229)	11,604	13,981
Gold certificates	-	-	-	63,210
Prepaid taxes and expenses	(11,984)	(1,609)	(19,937)	971
Inventories	(7,456)	(3,176)	(14,003)	(101)
Other accounts receivable	(4,149)	(1,439)	(3,025)	(2,655)
Accounts receivable from affiliates	2,382	2,438	(725)	3,377

Increase (decrease) of operating liabilities
Trade account payable	3,286	503	6,852	(4,913)
Income tax	(1,673)	3,985	(10,608)	(12,827)
Other liabilities	(11,454)	483	(41,728)	(12,859)

Net cash provided by (used in) operating activities	207,034	(81,075)	(273,318)	(102,150)

(*)This provision corresponds to a long term compensation (10 year program) granted to the Company to certain officers

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: July 30, 2008